SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated

Investment/Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2008 and 2007, and for the Year Ended

December 31, 2008

With Report of Independent Registered Public Accounting

Firm

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2008 and 2007,

and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2008, assets (held at end of year) as of December 31, 2008, and reportable transactions for the year ended December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  ERNST & YOUNG LLP

Greenville, South Carolina

June 22, 2009

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments at fair value:
Employer securities	$18,684,999	$29,956,875
Collective trust funds	19,823,906	23,106,416
Mutual funds	17,139,033	24,322,429
Loans to participants	4,220,501	3,943,124

	59,868,439	81,328,844

Cash, non-interest bearing	182,454	1,843

Total assets	60,050,893	81,330,687

Liabilities
Due to broker, net	182,457	1,841

Net assets available for benefits at fair value	59,868,436	81,328,846

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust funds	811,664	–

Net assets available for benefits	$60,680,100	$81,328,846

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Net investment loss:
Net depreciation in fair value of investments	$(17,963,838)
Dividends	688,712
Interest	311,775

(16,963,351)

Contributions:
Participants	3,997,424
Rollover	174,105
Employer	1,081,947

5,253,476

Total	(11,709,875)

Deductions
Distributions to participants	8,610,861
Administrative expenses	327,575
Corrective distributions	435

Total deductions	8,938,871

Net decrease	(20,648,746)
Net assets available for benefits at beginning of year	81,328,846

Net assets available for benefits at end of year	$60,680,100

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the Company and Plan Sponsor) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligible service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) participant 401(k) contributions from 1 percent to 50 percent (in increments of 1 percent) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. During 2006, the Plan document was amended to change the limit of the discretionary 401(k) matching contribution from a maximum of 5 percent to a maximum of 3 percent of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

In 2008, the Company made discretionary 401(k) matching contributions of $1,138,489, of which $1,081,947 was funded in cash and $56,542 was funded through forfeitures. The Company made no discretionary profit sharing contributions during 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and with allocations of Plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in 1 percent increments to any of the Plan’s fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting and Forfeitures

Contributions by participants plus actual earnings thereon are immediately 100 percent vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a)	First, to restore the nonvested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.

b)	Second, at the discretion of the Plan Sponsor, to pay Plan expenses.

c)	Third, to reduce Plan Sponsor contributions as described in the Plan document.

Forfeitures of $56,587 were used during 2008 to reduce the Company’s matching contributions and to pay certain administrative expenses. Unallocated forfeitures at December 31, 2008, and 2007 were $35,110 and $15,321, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendment

Effective January 1, 2007, the plan was amended and restated to comply with and make changes permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001; the Job Creation and Worker Assistance Act of 2002; the Pension Protection Act of 2006 and to comply with final regulations issued by the Internal Revenue Service to Section 415 of the Internal Revenue Code of 1986.

Included in this amendment were provisions to allow Plan participants to divest and reinvest, over a three year time period, the portion of their account that is invested in the Ingles Stock Fund. The three year phase in period does not apply to participants who had attained age 55 and completed three years of service as of January 1, 2006. Accordingly, the amounts listed in Note 4 as Nonparticipant-Directed Investments reflect the portion of the Ingles Stock Fund that could not be divested and reinvested by Plan participants at December 31, 2008 and 2007.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan directly or indirectly via common collective trusts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The primary trustee for the Plan, Wachovia Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value as follows:

Net Depreciation in Fair Value of Investments

Employer securities (quoted market prices)	$(7,254,791)
Mutual funds (quoted market prices)	(8,151,757)
Collective trust funds (quoted redemption values)	(2,557,290)

Total	$(17,963,838)

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31
	2008	2007

Employer Securities:
Ingles Stock Fund – Class B*	$17,055,615	$27,961,960
Mutual Funds:
Evergreen Short Intermediate Bond Fund Class I	161,710	4,309,769
Loomis Sayles Investment Grade Bond Fund	3,141,627	–
Oakmark Equity and Income Fund II	3,864,975	–
Van Kampen Equity Income Fund Class A	–	6,143,797
Thornburg International Value Fund	2,178,528	4,215,320
Collective Trust Funds:
Wachovia Diversified Stable Value Fund	14,979,715	12,567,793
Enhanced Stock Market Fund of Wachovia	5,046,622	8,458,391

*Part of Fund is nonparticipant-directed, see Note 4.

The Plan participates in benefit-responsive investment contracts through two collective trusts (Wachovia Diversified Stable Value Fund and Stable Investment Fund of Wachovia). Wachovia maintains the contributions in a general account. As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2008	2007

Net assets:
Employer securities:
Ingles Stock Fund – Class B	$–	$5,951,228

Year Ended December 31, 2008
Changes in net assets:
Net depreciation in fair value	$(1,513,389)
Distributions to participants	(338,839)
Transfers to other plan funds	(1,980,852)
Participant loans	(86,493)
Conversion from nonparticipant-directed status	(2,011,018)
Administrative expenses	(20,637)

Total	$(5,951,228)

As stated in Note 1, the Plan changes granted participants the ability to direct investments in the Ingles Stock Fund. Accordingly, the amounts converted to participant-directed status are shown in the table above. As of December 31, 2008, the amount remaining in nonparticipant-directed funds was $0.

5. Fair Value Measurements

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), and Financial Accounting Standards Board Staff Position FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2) effective January 1, 2008. SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include

•     quoted prices for similar assets or liabilities in active markets;

•     quoted prices for identical or similar assets or liabilities in inactive markets;

•     inputs other than quoted prices that are observable for the asset or liability;

•     inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008, and 2007.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the shares are traded.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Collective Investment Funds: Valued at quoted prices for similar assets on the active market on which the underlying securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$17,139,033	$–	$–	$17,139,033
Common stocks	18,684,999	–	–	18,684,999
Collective investment funds	–	19,823,906	–	19,823,906
Participant loans	–	–	4,220,501	4,220,501

Total assets at fair value	$35,824,032	$19,823,906	$4,220,501	$59,868,439

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Level 3 Gains and Losses

The following sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Year Ended December 31, 2008
(Participant loans)
Balance, beginning of year	$3,943,124
Issuances, repayments, and settlements (net)	277,377

Balance, end of year	$4,220,501

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is qualified and the related trust is tax-exempt.

7. Party-in-Interest Transactions

Participants may direct investment of their Plan balance into the AdviceTrack program where Wachovia, the Plan trustee, is responsible for managing the investments in Participant accounts. These transactions qualify as party-in-interest transactions. AdviceTrack investments utilize the following funds:

Enhanced Stock Market of Wachovia

Diversified Bond Group Trust of Wachovia

Stable Investment Fund of Wachovia

Pimco Real Return Fund Inst

Pimco High Yield Fund Inst

JP Morgan High Yield Fund

American Century Small Company I

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

7. Party-in-Interest Transactions (continued)

T Rowe Price Real Estate Fund

Evergreen Select Strategic Growth I

T Rowe Price Equity Income

The Boston Company Small Cap Value I

Alger Small Cap Inst

Goldman Sachs Large Value Fund

T Rowe Price Growth Fund

Dreyfus Premier Small Cap Equity Fund

Pimco Total Return Inst

Evergreen International Bond Fund I

Evergreen International Equity I

Lazard Emerging Markets Fund

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and, if necessary, the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2008, the Plan Sponsor advanced a total of $750,000 to the Plan. All loans were repaid by the Plan at the end of the Plan year.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Because the Ingles Stock Fund – Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other Plan funds.

Supplemental Schedules

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #56-0846267 Plan #001

Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$2,799	$2,799 (1)

(1)	Represents delinquent loan repayments. The Company remitted lost earnings to the Plan and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #56-0846267 Plan #001

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

	Collective Trust Funds:
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund ***		$14,979,715
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia		5,046,622
*	Wachovia Bank, N.A.	Diversified Bond Group Trust of Wachovia		435,046
*	Wachovia Bank, N.A.	Stable Investment Fund of Wachovia ***		174,187

				20,635,570
	Mutual Funds:
*	Wachovia Bank, N.A.	Evergreen Short Intermediate Bond Fund Class I		161,710
	American Beacon Advisors, Inc.	American Beacon Large Cap Value		393,974
	Columbia Wanger Asset Mgmt	Columbia Acorn FD CL Z		989,004
	Goldman Sachs	Goldman Sachs Large Value Fund		507,270
	American Funds	American Funds Growth Fund of America Class A		921,600
	Dreyfus	Dreyfus MidCap Index Fund, Inc.		1,829,191
	Dreyfus	Dreyfus Premier Small Cap Equity Fund Class I		168,809
	PIMCO	Pimco Real Return Fund Inst		214,926
	PIMCO	Pimco High Yield Fund Inst		43,364
	PIMCO	Pimco Total Return Instl		497,412
	JP Morgan Investment Advisors	JP Morgan High Yield Fund		252,228
	American Century	American Century Small Company I		1,692
	T. Rowe Price	T Rowe Price Real Estate Fund		144,912
	T.Rowe Price	T Rowe Price Growth Fund		447,046
*	Wachovia Bank, N.A.	Evergreen Strategic Growth I		323,432
	T. Rowe Price	T Rowe Price Equity Income		414,955
	Mellon	The Boston Company Small Cap Value I		2,329
	Alger	Alger Small Cap Inst		88,246
	Thornburg Investment Mgmt	Thornburg Intl Value Fund RS		2,178,528
	Oakmark Funds	Oakmark Equity and Income Fund II		3,864,975
	Loomis, Sayles & Co.	Loomis Sayles Investment Grade Bond Fund		3,141,627
*	Wachovia Bank, N.A.	Evergreen Global Opportunities I		452,729
*	Lazard Asset Mgmt, LLC	Lazard Emerging Markets Inst.		99,074

				17,139,033

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #56-0846267 Plan #001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		$17,055,615
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		1,629,384

				18,684,999
*	Loans to participants	Interest rates of 4.25% to 10.5%; maturity dates of 2008-2019		4,220,501

				$60,680,103

*	Represents a party-in-interest.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN #56-0846267 Plan #001

Year Ended December 31, 2008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset	(i) Net Gain/ (Loss)
Category (iii) – Series of transactions in excess of five percent of Plan assets.

Ingles Markets, Incorporated	Ingles Stock Fund – Class B	$10,839	$–	$10,839	$10,839	$–

Ingles Markets, Incorporated	Ingles Stock Fund – Class B	–	4,187,567	1,151,155	4,187,567	3,036,412

Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets Incorporated Investment/Profit Sharing Plan

Date: June 22, 2009	By:	/s/ Robert P. Ingle
Robert P. Ingle Plan Administrative Committee Chairman

By:	/s/ James W. Lanning
James W. Lanning Plan Administrative Committee Member

By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23        Consent of Ernst & Young LLP